 Exhibit 99.1

PRESS RELEASE

AuRico Gold Completes Acquisition of Northgate Minerals Corporation

Toronto, October 26, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ) (“AuRico”) is pleased to announce that it has completed its acquisition of Northgate Minerals Corporation (TSX:NGX) (NYSE-Amex:NXG) (“Northgate”).

With the completion of this strategic acquisition, AuRico is now positioned as a leading intermediate gold producer with five operating mines and Young-Davidson targeting production at the end of Q1 2012. Ocampo and Young-Davidson alone have the potential to produce over 500,000 gold equivalent ounces at lowest quartile cash costs. With a strong balance sheet and a robust and growing cash flow profile, the new company will be led by an experienced management team with a proven track record of creating value for shareholders.

“We are pleased to complete this transformational acquisition and begin to leverage the potential of our expanded asset base. The combination of our key assets significantly expands our production profile and establishes the company as a leading intermediate, low cost producer with a substantial growth platform and a compelling valuation opportunity,” stated Rene Marion, President and Chief Executive Officer of AuRico.

The acquisition was carried out by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. Shareholders of both AuRico and Northgate voted overwhelmingly in favour to approve AuRico’s acquisition of Northgate at their respective special meetings of shareholders each held on October 24, 2011. Under the terms of the acquisition, AuRico, among other things, acquired all of the issued and outstanding common shares of Northgate on the basis of 0.365 of an AuRico common share for each common share of Northgate. In connection with the acquisition, AuRico will amalgamate with Northgate, and the shares of Northgate will be delisted from the TSX and NYSE Amex effective Wednesday, October 26, 2011.

AuRico’s lead financial advisor for the transaction was UBS Securities Canada Inc. and AuRico’s legal counsel was Fasken Martineau DuMoulin LLP. UBS Securities Canada Inc. provided a fairness opinion to the Board of Directors of AuRico.

Northgate’s lead financial advisor for the transaction was GMP Securities L.P., while Macquarie Capital Markets Canada Ltd. also provided a fairness opinion to the Special Committee and Board of Directors of Northgate. Northgate’s legal counsel is Torys LLP.

About AuRico Gold:

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up production to over 200,000 ounces of annual production by 2014. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Anne Day	Keren Yun
Director of Investor Relations	Director of Investor Relations
AuRico Gold Inc.	Northgate Minerals Corporation
647-260-8880	416-216-2781

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US investors are urged to consider closely the disclosure in AuRico’s Annual Report on Form 40-F, which may be secured from AuRico or from the SEC’s website at http://www.sec.gov.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of AuRico or Northgate, their respective subsidiaries and their respective projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the anticipated closing of the AuRico-Northgate transaction and the timing thereof, the anticipated benefits of the AuRico-Northgate transaction including the ability to create value therefrom anticipated future financial and operational performance, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of AuRico or Northgate’s exploration approaches, AuRico or Northgate’s ability to delineate additional resources and reserves as a result of such programs, statements regarding their respective financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, including anticipated 2011 results, operating performance projections for 2011, AuRico or Northgate’s ability to fully fund their respective business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico or Northgate. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in any of AuRico and Northgate’s loan facilities, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities to be offered by AuRico have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. AuRico intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.

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